UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 2019

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On March 18, 2019, Check-Cap Ltd. (the “Company”) announced the appointment of Mira Rosenzweig as Chief Financial Officer, effective as of April 28, 2019.

Ms. Rosenzweig brings more than 20 years of executive financial management experience, most recently serving as Chief Financial Officer of Entera Bio Ltd. (Nasdaq: ENTX) since May 2014.  Prior to Entera Bio, from May 2013 to April 2014, Ms. Rosenzweig served as Chief Financial Officer of privately-held Paskal Technologies and, before that, from September 2008 to November 2011, as Vice President and Chief Financial Officer of Camtek Ltd. (Nasdaq: CAMT). Prior to that, Ms. Rosenzweig served in various finance roles including at Elron Electronic Industries Ltd. (TASE: ELRN). Ms. Rosenzweig began her career as a senior accountant at Luboshitz Kasierer, which is now part of Ernst & Young. Ms. Rosenzweig holds a Bachelor of Arts in Accounting and Economics from the University of Haifa, Israel, and is a Certified Public Accountant (Israel).

In connection with the appointment of Ms. Rosenzweig, the Company entered into an employment agreement dated as of April 28, 2019, with Ms. Rosenzweig (the “Employment Agreement”). The Employment Agreement may be terminated by either the Company or Ms. Rosenzweig upon 90 days’ prior notice to the other party.  Pursuant to Ms. Rosenzweig’s Employment Agreement, the Company also has the right to immediately terminate Ms. Rosenzweig’s employment for “cause” as described in Ms. Rosenzweig’s Employment Agreement.  Pursuant to the Employment Agreement, Ms. Rosenzweig is entitled to an annual salary of approximately $182,825. In addition, Ms. Rosenzweig may be entitled to an annual bonus of up to 25% of her annual salary, based on the Company’s evaluation of Ms. Rosenzweig’s performance and subject to receipt of customary approvals.  The Employment Agreement also contains confidentiality, intellectual property, non-competition and non-solicitation provisions.

On March 18, 2019, the Company issued a press release announcing the appointment of Ms. Rosenzweig. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Exhibit No.         Description

99.1                      Press Release dated March 18, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: March 18, 2019		Title: Chief Executive Officer